

April 16, 2024

Conor Fennerty
Executive Vice President, Chief Financial Officer & Treasurer
SITE Centers Corp.
3300 Enterprise Parkway
Beachwood, OH 44122

      Re: SITE Centers Corp.
           Form 10-K for the fiscal year ended December 31, 2023
           File No. 001-11690

Dear Conor Fennerty:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

1.   We note from your most recent earnings call that the pace of dispositions has remained robust and that you have almost $750 million of real estate currently either under LOI or in contract negotiation. While the disclosure in your Form 10-K notes that you have engaged in significant disposition activity in recent periods, it is not clear from your disclosure whether you are following a broader strategy to dispose of certain assets, other than those related to the announced planned spin-off, and whether or not that trend should be expected to continue into future periods. Please tell us what consideration you have given to discussing known trends or uncertainties that are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations related to your disposition strategy within your Management's Discussion and Analysis of Financial Condition and Results of Operations. Reference is made to Item 303 of Regulation S-K.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction